October 19, 2006

Mail Stop 3561

<u>Via US Mail and Facsimile</u>

Mr. Anthony R. Russo
Chief Financial Officer
222 Grace Church Street, Suite 300
Port Chester, New York 10573

Re: American Business Corporation
**   Form 10-KSB for the year ended December 31, 2005**
**   Forms 10-QSB for the quarters ended March 31, 2006 and June 30, 2006**
**   Commission file #: 033-16417-LA**

Dear Mr. Russo:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief